                                                            BURLINGTON RESOURCES INC.
                                                        RATIO OF EARNINGS TO FIXED CHARGES
                                                                   EXHIBIT 12.1
                                                                   (UNAUDITED)


                                                      Three
                                                   Months Ended                             December 31,
                                                                  ----------------------------------------------------------------
                                                    3/31/99          1998       1997            1996         1995           1994
                                                  --------------  ----------  --------      ----------    ---------      ---------
                                                                                      (In Millions, Except Ratio Amounts)
Earnings

Income Before Income Taxes.....................       $ (14)       $ 95          $411          $433        $ (543)        $ (247)

Add
  Interest and fixed charges...................          41         148           142           147           147            116
  Portion of rent under long-term
    operating leases representative of
    an interest factor.........................           2           6             7             8             7              7
                                                  ---------     -------      --------      --------    ----------     ----------
Total Earnings Available for Fixed Charges.....        $ 29       $ 249          $560          $588        $ (389)        $ (124)
                                                  =========     =======      ========      ========    ==========     ==========
Fixed Charges

Interest and fixed charges.....................        $ 41       $ 148          $142          $147         $ 147          $ 116
Portion of rent under long-term operating
  leases representative of an interest factor..           2           6             7             8             7              7
Capitalized interest...........................           -          14            12            14            19             23
                                                  ---------     -------      --------      --------    ----------     ----------
Total Fixed Charges............................        $ 43       $ 168          $161          $169         $ 173          $ 146
                                                  =========     =======      ========      ========    ==========     ==========
Ratio of Earnings to Fixed Charges (1)........            - x      1.48.x        3.48.x        3.48 x           - x            - x
                                                  =========     =======      ========      ========    ==========     ==========

(1) Total earnings available for fixed charges or the three months ended 3/31/99 and for the years 1995 and 1994 were inadequate to cover total fixed charges in the amount of approximately $14 million, $567 million and $274 million, respectively.